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                        UNITED STATES              OMB Number:3235-0145
              SECURITIES AND EXCHANGE COMMISSION   Expires:  October 31, 2002
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                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                     McMoRan Exploration Co.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            582411104
                         (CUSIP Number)

                     Douglas N. Currault II
                       1615 Poydras Street
                  New Orleans, Louisiana 70112
                         (504) 582-8412
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 21, 2002
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of &&240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See &240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
     OMB control number.

     SEC 1746 (2-98)

CUSIP No. 582411104
--------------------------------------------------------------
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only).
    James R. Moffett
--------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)
    (a)
    (b)
--------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------
4.  Source of Funds (See Instructions)                     PF
--------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------
6.  Citizenship or Place of Organization        United States
--------------------------------------------------------------
  Number of    7.  Sole Voting Power                  336,760
   Shares      -----------------------------------------------
Beneficially
  Owned by
    Each
  Reporting
 Person with
               8.  Shared Voting Power                521,585
               -----------------------------------------------
               9.  Sole Dispositive Power             336,760
               -----------------------------------------------
               10. Shared Dispositive Power           521,585
               -----------------------------------------------
11. Aggregate Amount Beneficially Owned by            858,345
    Each Reporting Person
--------------------------------------------------------------
12. Check if the Aggregate Amount in Row                  N/A
    (11) Excludes Shares (See Instructions)
--------------------------------------------------------------
13. Percent of Class Represented by Amount            5.2%(1)
    in Row (11)
--------------------------------------------------------------
14. Type of Person Reporting (See                          IN
    Instructions)
--------------------------------------------------------------
          (1) Based on 16,018,167 shares of Common Stock of the Issuer outstanding as of July 1, 2002, plus options to acquire 336,760 shares of Common Stock of the Issuer held by the Reporting Person and preferred stock convertible into 159,563 shares of Common Stock of the Issuer held by the Reporting Person.

Item 1.   Security and Issuer.

      This statement relates to the common stock, par value $0.01 per shares (the "Common Stock"), of McMoRan Exploration Co. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.   Identity and Background.

      (a), (b), and (c) This statement is filed by James R. Moffett (the "Reporting Person"). The business address of the Reporting Person is 1615 Poydras Street, New Orleans, Louisiana 70112. James R. Moffett is Co-Chairman of the Board of the
Issuer, which is engaged in the exploration, development and production of oil and gas offshore in the Gulf of Mexico and onshore in the Gulf Coast region.

      (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

      (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

     (f)  The Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

      Moffett Holdings, L.L.C., a limited liability company of which Mr. Moffett is a member ("Moffett Holdings"), used $767,500 of its own funds to purchase 5% convertible preferred stock of the Issuer on June 21, 2002 for $25.00 per share. This purchase increased the Reporting Person's beneficial ownership of the Common Stock to over 5%.

Item 4.   Purpose of Transaction.

      The Issuer registered for sale 1,400,000 shares of its 5% convertible preferred stock with the Securities and Exchange Commission on June 18, 2002. Moffett Holdings purchased 30,700 of such shares in the offering for investment purposes. These 30,700 shares of preferred stock are convertible into 159,563 shares of Common Stock (.97% of the outstanding Common Stock). As a result of this purchase, the Reporting Person became the beneficial owner of more than 5% of the Common Stock.

      As of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. James R. Moffett is Co-Chairman of the Board of the Issuer. In the course of performing his duties for the Issuer, Mr. Moffett may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer's management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a), (b), and (d) As of the date hereof, James R. Moffett is the beneficial owner of 858,345 shares of the Common Stock, which is approximately 5.2% of the outstanding shares of the Common Stock. Mr. Moffett has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 336,760 of such shares, which he has the right to acquire within 60 days upon the exercise of stock options. He shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 521,585 of such shares. All of such 521,585 shares as to which Mr. Moffett shares voting and investment power are held by Moffett Holdings, which has the right to receive dividends from, and the proceeds from the sale of, such shares. The Reporting Person has the right to acquire beneficial ownership of 159,563 of such shares upon the conversion of preferred stock.

     (c)   The Reporting Person had no transactions in the Common
Stock of the Issuer in the past 60 days, except for the purchase of 23,500 shares of Common Stock on June 28, 2002 in the open market at a price of $4.2988 per share.

     (e) Date the Reporting Person ceased to beneficially own more than 5% of shares:

          Not applicable

Item    6.      Contracts,   Arrangements,   Understandings    or
Relationships with Respect to Securities of the Issuer.

      The Reporting Person is the Co-Chairman of the Board of the Issuer. As of the date hereof, the Reporting Person has the right to acquire 336,760 shares of Common Stock upon the exercise of options granted pursuant to the Issuer's stock option plans.

Item 7.   Material to be Filed as Exhibits.

     None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         July 2, 2002                 /s/ James R. Moffett
   ----------------------            ------------------------
             Date                         James R. Moffett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)